Exhibit 99.1

JA Solar Commences 2 MW Shipment to

the Largest Ground Mount PV Plant in North Africa

SHANGHAI, China, March 21, 2013 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd., (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced it has commenced delivery of 2 MW of solar modules to Jet Energy International for a solar power plant located in Kenitra, Morocco.

Expected to be the largest ground mount photovoltaic power plant in North Africa when completed in the first quarter of 2013, the 2 MW project will be equipped with 7,150 pieces of JA polycrystalline modules and is estimated to generate more than 3.5 million kWh of electricity per year. Electricity generated by the power plant will on average offset more than 2,100 metric tons of carbon dioxide emissions annually. Jet Energy International, a Morocco-based affiliate of JetAlu Morocco, is the engineering, procurement, and construction (EPC) service provider for the project.

“The power plant is designed to generate power at a levelized cost of electricity (LCOE) similar to that of other traditional forms of energy sources at around 0.8 Dirham per kWh, establishing a new benchmark in the region,” said Mr. Adil Rtibi, CEO of Jet Energy International. “We are glad to have chosen JA Solar as our partner for the project. Their top-notch products and exceptional customer service are the key success factors to the project.”

“We are very proud to be part of this flagship project in Morocco,” said Mr. Baofang Jin, CEO of JA Solar. “This project with Jet Energy International not only signifies an important step for us in the North African market, but also serves as another example of JA Solar’s continued success in expanding into emerging markets around the world. We will continue to increase our footprint by focusing on providing our customers with high-quality product offerings and great customer service.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules which it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com

About Jet Energy International

Based in Rabat Morocco, Jet Energy International is subsidiary of Jet Alu Morocco. Jet Energy provides innovative and cost-efficient solutions in the field of Solar Energy with significant local content.

For more information, please visit www.jetenergyinternational.com

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com